Investor Benefit Agreement

This Investor Benefit Agreement ("**Agreement**"), is effective as of [_____] (the "**Effective Date**") by and between [_Apex Sports, LLC_____] ("Company"), a [___OHIO_____] *(state)* corporation, and [_____], an individual resident of the state of [_____], ("**Investor**"). For good and valuable consideration the receipt and sufficiency of which the parties acknowledge, the parties hereby agree as follows:

1. **Investment Agreement**. On or before the Effective Date, Company and Investor entered into a:

   [ ] Wunderfund Loan Agreement
   [ ] Wunderfund Revenue Loan Agreement
   [X] Wunderfund SAFE (Simple Agreement for Future Equity)
   [ ] Wunderfund Equity Investment Agreement
   [ ] Other: _____

   dated [_____] (the "**Investment Agreement**") pursuant to which Investor invested in or loaned Company [U.S.$_____] (the "**Investment Amount**") .

2. **Investment Benefits**. By entering into the Investment Agreement, Company may offer Investor one or more of the following benefits as described in **Exhibit A** attached.

3. **Term.** This Agreement, and all of the terms set forth in this Agreement, will terminate upon the termination date of the Investment Agreement.

4. **General Provisions.**
   a. **Governing Law.** This Agreement shall be governed by the laws of the State of [_OHIO_____], excluding its conflict of law provisions. For any disputes arising out of this Agreement, the parties consent to the personal and exclusive jurisdiction of, and venue in, the state and federal courts located in [_OHIO_____] [STATE].

   b. **Severability.** If any provision of this Agreement is, for any reason, held to be invalid or unenforceable, the other provisions of this Agreement will be unimpaired and the invalid or unenforceable provision will be deemed modified so that it is valid and enforceable to the maximum extent permitted by law.

   c. **No Assignment.** This Agreement and Contractor's rights and obligations under this Agreement may not be assigned, delegated, or otherwise transferred, in whole or in part, by operation of law or otherwise, by Investor without Company's express prior written consent. Any attempted assignment, delegation, or transfer in violation of the foregoing will be null and void.

   d. **Notices.** Each party must deliver all notices, consents, and approvals required or permitted under this Agreement in writing to the other party at the address listed

in the preamble by courier, by certified or registered mail (postage prepaid and return receipt requested), or

e. by a nationally-recognized overnight carrier. Notice will be effective upon receipt or refusal of delivery. Each party may change its address for receipt of notice by giving notice of such change to the other party.

f. **Waiver.** All waivers must be in writing and signed by the party waiving any rights. Any waiver of this Agreement on one occasion will not be deemed a waiver of any other provision or of such provision on any other occasion.

g. **Entire Agreement; Amendments.** This Agreement is the final, complete, and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior or contemporaneous communications and understandings between the parties. No modification of or amendment to this Agreement will be effective unless in writing and signed by the party to be charged.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

("COMPANY") APEX SPORTS, LLC   ("INVESTOR")

Signed:_____   Signed:_____

Name:___Marcus Davis_____   Name: _____

Address:_1670 Eagle Glen Drive_____   Address: _____

_____Black Lick, OH 43004_____   _____

Exhibit A - Investment Benefits

Company agrees to provide investor the following perks based on their investment levels:

-$100 Investment: We will donate 1 of our courses to an underprivileged athlete

-$250 Investment: 1 donated course and you get a code that can be used for any current or future course

-$500 Investment: 1 donated course, 1 free course, and 1 Apex logoed Under Armour T-Shirt

-$1000 Investment: 5 donated courses, 2 free courses, and 1 T-Shirt

-$5000 Investment: 10 donated courses, unlimited free access to all current and future Apex courses, 2 T-Shirts